FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

16 Grigoriou Lambraki Street, 2nd Floor
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This Report on Form 6-K is being filed by Seanergy Maritime Holdings Corp. (the "Company") to:

1.) Report certain recent developments relating to the Company's financing agreements, as follows:

Unsecured Convertible Promissory Notes Amendments

On April 21, 2016, May 17, 2016 and June 16, 2016, we entered into the fifth, sixth and seventh amendments, respectively, to the unsecured convertible promissory note issued September 7, 2015 to Jelco Delta Holding Corp. (which we refer to herein as the Convertible Note).  These amendments increased to $21.2 million the maximum principal amount available to be drawn under the Convertible Note (which we refer to as the Applicable Limit), and also increased to $3.1 million the amount by which the Applicable Limit will be reduced on September 10, 2017, and on the anniversary of that date in each of the following two years.  As of the date of this prospectus supplement, the Company has drawn down the entire principal amount available under the Convertible Note.
HSH Nordbank AG Facility Supplemental Agreement

Under our senior secured loan facility with HSH Nordbank AG, dated September 1, 2015, or the HSH Facility, we agreed to make a prepayment of up to $8 million upon the earlier of: (i) the occurrence of a follow-on offering of at least $30 million of new common shares that will be listed for trading on Nasdaq or (ii) December 31, 2016, or the Prepayment Deadline.  In the event that such a follow-on offering did not occur by the Prepayment Deadline, we agreed that the prepayment would be limited to $3 million.  On May 16, 2016, we entered into a supplemental agreement to the HSH Facility that changed the Prepayment Deadline to June 30, 2018.  We also agreed under the supplemental agreement that if an event of default occurs prior to June 30, 2018, we shall make a $3 million prepayment.
UniCredit Bank AG Facility Supplemental Agreements

On June 3, 2016, we entered into a supplemental agreement related to our secured term loan facility with UniCredit Bank AG, dated September 11, 2015, or the UniCredit Facility. This supplemental agreement has, among other things, (i) delayed until June 30, 2017 the application of the requirement that the security cover ratio shall not be less than 100%, (ii) delayed until July 1, 2017 the application of the minimum liquidity covenant applicable to the borrowers, and, (iii) until June 30, 2017, split the interest payable under the facility into a cash portion, equal to five-eighths of accrued interest, and a non-cash portion, equal to three-eighths of accrued interest. The non-cash portion of accrued interest will be capitalized until June 30, 2017, when we are required to repay it in full.
On July 29, 2016, we entered into another supplemental agreement to the UniCredit Facility. Among other things, pursuant to this supplemental agreement the requirement for Seanergy Maritime Holdings Corp., as guarantor, to maintain liquidity in a specified amount is delayed until July 1, 2017.
Alpha Bank A.E. Facilities Supplemental Agreements

On July 28, 2016, we entered into a supplemental agreement related to our secured loan facility with Alpha Bank A.E., dated March 6, 2015, or the March 2015 Alpha Bank Facility. Among other things, this supplemental agreement: (i) reduced the next four repayment installments to $100,000 each, amounting to an aggregate reduction of $600,000, and increased the balloon payment by $600,000, (ii) delayed until July 1, 2017 the application of the liquidity covenants applicable to the borrower and the Seanergy Maritime Holdings Corp., as guarantor, and (iii) delayed until July 1, 2017 the application of the security shortfall covenant.
On July 28, 2016, we entered into a supplemental agreement related to our secured loan facility with Alpha Bank A.E., dated November 4, 2015.  Among other things, this supplement delayed until July 1, 2017 the application of the liquidity covenants applicable to the borrower and Seanergy Maritime Holdings Corp., as guarantor.

2.) Report the capitalization of the Company as of March 31, 2016:

The following table sets forth our consolidated capitalization as of March 31, 2016:
•	on an actual basis; and
•	on an as adjusted basis to give effect to (a) additional draw-downs of $1.4 million, $1 million and $2.5 million on April 22, 2016, May 19, 2016, and June 20, 2016, respectively, under the Convertible Note and (b) an installment repayment of $0.25 million on June 17, 2016 under the March 2015 Alpha Bank Facility.
    There have been no significant adjustments to our capitalization since March 31, 2016, as so adjusted. The historical data in the table is derived from, and should be read in conjunction with, our historical financial statements, which incorporated by reference in this prospectus supplement. You should read this table in conjunction with the section entitled "Operating and Financial Review and Prospects" and our consolidated financial statements and the related notes thereon in our Annual Report on Form 20-F for the year ended December 31, 2015 and our Report on Form 6-K for the three months ended March 31, 2016, each of which is incorporated by reference herein.
(All figures in thousands of dollars, except for share amounts)	Historical	As Adjusted (unaudited)

Debt:
Long-term debt, net of deferred finance costs	177,368	177,118
Total Debt	177,368	177,118

Shareholders' equity:
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued	-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2015; shares issued and outstanding as at March 31, 2016	2	2
Additional paid-in capital (excluding shareholder's Convertible notes)	321,596	321,596
Shareholder's convertible notes	20,065	24,965
Accumulated deficit	(320,566)	(320,566
Total equity	21,097	25,997
Total capitalization	198,465	203,115

3.) File as exhibits amendments to certain material contracts of the Company relating to Promissory Notes between the Company, as Maker, and Jelco Delta Holding Corp., as Holder.
Exhibit 10.1: Fifth Amendment, dated April 21, 2016, to Revolving Convertible Promissory Note, dated September 7, 2015 between the registrant and Jelco Delta Holding Corp.
Exhibit 10.2: Sixth Amendment, dated May 17, 2016, to Revolving Convertible Promissory Note, dated September 7, 2015 between the registrant and Jelco Delta Holding Corp.
Exhibit 10.3: Seventh Amendment, dated June 16, 2016, to Revolving Convertible Promissory Note, dated September 7, 2015 between the registrant and Jelco Delta Holding Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP. (Registrant)
Dated: August 5, 2016
/s/ Stamatis Tsantanis By: Stamatis Tsantanis Chief Executive Officer

Exhibit 10.1

FIFTH AMENDMENT TO
REVOLVING CONVERTIBLE PROMISSORY NOTE

This FIFTH AMENDMENT (this "Fifth Amendment") to the Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by an Amendment to the Note dated as of December 1, 2015, as further amended by a Second Amendment to the Note dated as of December 14, 2015, further amended by a Third Amendment to the Note dated as of January 27, 2016 and as further amended by a Fourth Amendment to the Note dated as of March 7, 2016 (together the "Note"), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder"), is made on April 21, 2016.

Capitalized terms used but not defined herein shall have the meaning assigned in the Note.

WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to increase the maximum principal amount available to be drawn under the Note from $16,265,000 to $17,665,000;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:

(A)	Section 1.1 of the Note is deleted in its entirety and replaced with the following:

1.1            "Applicable Limit" means the maximum principal amount available for drawing hereunder at any relevant time and being on the date hereof seventeen million six hundred sixty five thousand Dollars ($17,665,000) and being reduced by two million five hundred thousand Dollars ($2,500,000) on the first, second, and third Reduction Date;

(B)	Section 1.6 of the Note is deleted in its entirety and replaced with the following:

1.6            "Note" means a revolving note in the principal amount of up seventeen million six hundred sixty five thousand Dollars ($17,665,000) at any one time outstanding to be made available to the Maker by the Holder in multiple Revolving Advances as the same may be reduced in accordance with the terms and conditions of this Note or, if the context may so require, so much thereof as shall for the time being be outstanding hereunder;

(C)	Each other reference in the Note to "$16,265,000" is deleted and replaced with "$17,665,000."

(D)	Confirmation of Agreement. Except as expressly set forth herein, the Note is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Fifth Amendment.

(E)	Counterparts; Effectiveness. This Fifth Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Fifth Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(F)	Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS FIFTH AMENDMENT has been entered into on the date stated above.

THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
Name:	Stamatis Tsantanis
Title:	Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair B. Macdonald
Name:	Alastair B. Macdonald
Title:	President

Exhibit 10.2

SIXTH AMENDMENT TO
REVOLVING CONVERTIBLE PROMISSORY NOTE

This SIXTH AMENDMENT (this "Sixth Amendment") to the Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by an Amendment to the Note dated as of December 1, 2015, as further amended by a Second Amendment to the Note dated as of December 14, 2015, further amended by a Third Amendment to the Note dated as of January 27, 2016, further amended by a Fourth Amendment to the Note dated as of March 7, 2016 and as further amended by a Fifth Amendment to the Note as of April 21, 2016 (together the "Note"), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder"), is made on May 17, 2016.

Capitalized terms used but not defined herein shall have the meaning assigned in the Note.

WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to increase the maximum principal amount available to be drawn under the Note from $17,665,000 to $18,665,000 and further increase the amount by which the Applicable Limit is being reduced from $2,500,000 to $2,750,000.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:

(A)	Section 1.1 of the Note is deleted in its entirety and replaced with the following:

1.1            "Applicable Limit" means the maximum principal amount available for drawing hereunder at any relevant time and being on the date hereof eighteen million six hundred sixty five thousand Dollars ($18,665,000) and being reduced by two million seven hundred fifty thousand Dollars ($2,750,000) on the first, second, and third Reduction Date;

(B)	Section 1.6 of the Note is deleted in its entirety and replaced with the following:

1.6            "Note" means a revolving note in the principal amount of up eighteen million six hundred sixty five thousand Dollars ($18,665,000) at any one time outstanding to be made available to the Maker by the Holder in multiple Revolving Advances as the same may be reduced in accordance with the terms and conditions of this Note or, if the context may so require, so much thereof as shall for the time being be outstanding hereunder;

(C)	Each other reference in the Note to "$17,665,000" is deleted and replaced with "$18,665,000."

(D)	Confirmation of Agreement. Except as expressly set forth herein, the Note is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Sixth Amendment.

(E)	Counterparts; Effectiveness. This Sixth Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Sixth Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(F)	Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS SIXTH AMENDMENT has been entered into on the date stated above.

THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
Name:	Stamatis Tsantanis
Title:	Chief Executive Officer

THE HOLDER:

JELCO DELTA HOLDING CORP.

By:	/s/ Alastair B. Macdonald
Name:	Alastair B. Macdonald
Title:	President

Exhibit 10.3

SEVENTH AMENDMENT TO
REVOLVING CONVERTIBLE PROMISSORY NOTE

This SEVENTH AMENDMENT (this "Seventh Amendment") to the Revolving Convertible Promissory Note dated as of September 7, 2015, as amended by an Amendment to the Note dated as of December 1, 2015, as further amended by a Second Amendment to the Note dated as of December 14, 2015, further amended by a Third Amendment to the Note dated as of January 27, 2016, further amended by a Fourth Amendment to the Note dated as of March 7, 2016, further amended by a Fifth Amendment to the Note as of April 21, 2016 and as further amended by a Sixth Amendment to the Note as of May 17, 2016 (together the "Note"), by and between Seanergy Maritime Holdings Corp. a corporation organized under the laws of the Republic of the Marshall Islands (the "Maker") and Jelco Delta Holding Corp., or its respective registered assigns (the "Holder"), is made on June 16, 2016.

Capitalized terms used but not defined herein shall have the meaning assigned in the Note.

WHEREAS, the parties wish to amend the Note as hereinafter set forth in order to increase the maximum principal amount available to be drawn under the Note from $18,665,000 to $21,165,000 and further increase the amount by which the Applicable Limit is being reduced from $2,750,000 to $3,100,000.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein contained, the parties hereto hereby agree as follows:

(A)	Section 1.1 of the Note is deleted in its entirety and replaced with the following:

1.1            "Applicable Limit" means the maximum principal amount available for drawing hereunder at any relevant time and being on the date hereof twenty one million one hundred sixty five thousand Dollars ($21,165,000) and being reduced by three million one hundred thousand Dollars ($3,100,000) on the first, second, and third Reduction Date;

(B)	Section 1.6 of the Note is deleted in its entirety and replaced with the following:

1.6             "Note" means a revolving note in the principal amount of up twenty one million one hundred sixty five thousand Dollars ($21,165,000) at any one time outstanding to be made available to the Maker by the Holder in multiple Revolving Advances as the same may be reduced in accordance with the terms and conditions of this Note or, if the context may so require, so much thereof as shall for the time being be outstanding hereunder;

(C)	Each other reference in the Note to "$18,665,000" is deleted and replaced with "$21,165,000."

(D)	Confirmation of Agreement. Except as expressly set forth herein, the Note is ratified and confirmed in all respects and shall remain in full force and effect in accordance with its terms, and each reference in the Note to "this Note" shall mean the Note as amended by this Seventh Amendment.

(E)	Counterparts; Effectiveness. This Seventh Amendment may be executed in any number of counterparts (including by facsimile) and by different parties hereto in separate counterparts, with the same effect as if all parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument. This Seventh Amendment shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto.

(F)	Governing Law. The laws of the State of New York shall govern the enforceability and validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties, without regard to the principles of conflicts of laws thereof.

[Signature page follows]

THIS SEVENTH AMENDMENT has been entered into on the date stated above.

THE MAKER:

SEANERGY MARITIME HOLDINGS CORP.

By:	/s/ Stamatis Tsantanis
Name:	Stamatis Tsantanis
Title:	Chief Executive Officer

 THE HOLDER:
JELCO DELTA HOLDING CORP.

By:	/s/ Alastair B. Macdonald
Name:	Alastair B. Macdonald
Title:	President